Filed by CB Bancshares, Inc. pursuant
                                   to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-6 under
                                            the Securities Exchange Act of 1934

                                           Subject Company: CB Bancshares, Inc.
                                                Commission File No.: 333-104783

The following letter was sent to certain shareholders of CB Bancshares, Inc.:


                              [CB Bancshares Logo]



                                                                August 24, 2004

                      PROTECT YOUR INVESTMENT--VOTE TODAY!

Dear Fellow Shareholder:

Aloha! I wanted to alert you that the special meeting of CB Bancshares shareholders is fast approaching and your vote is very important. But, according to our latest records, we have not yet received your proxy. Remember, your Board of Directors recommends that you vote FOR the merger with Central Pacific Financial Corp.

Please help us to make this transaction a clear win for all of our constituencies--shareholders, employees, customers and communities. Make sure your shares are represented at the meeting by voting today--by telephone, via the Internet, or by signing and returning the enclosed proxy card in the envelope provided.

Once again, we thank you for your continued support.

Very truly yours,


[/signature]

Ronald K. Migita
President and Chief Executive Officer

   ==========================================================================
                                   IMPORTANT:

       Remember, if you do not vote--or your vote gets lost in the mail-- it will have the same effect as a vote against the merger!

                               PLEASE VOTE TODAY!

         Please follow the easy instructions on the enclosed proxy card to vote by telephone or via the Internet.

        If you have questions, or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated:

                          TOLL-FREE: (1) 877-687-1873.

   ==========================================================================

                          IMPORTANT LEGAL INFORMATION

CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2500.